December 10, 2009

Office of Filings, Information & Consumer Services Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention:	Valerie J. Lithotomos
Division of Investment Management

Re:	Eaton Vance Limited Duration Income Fund (the “Fund”)
1933 Act Registration Statement (1933 Act File No. 333-161589)

Dear Ms. Lithotomos:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Fund hereby requests that the staff of the Division of Investment Management accelerate the effective date of the Fund’s 1933 Act Registration Statement on Form N-14, as amended, to 9 a.m., Eastern Standard Time, on December 10, 2009, or as soon as thereafter as possible.

     In connection with such request the Fund acknowledges that:

     1. Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

     2. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

     3. The Fund will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

     Furthermore, the Fund is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Fund’s comments on this and other filings made with respect to the Registration Statement.

Very truly yours, /s/ Maureen A. Gemma Maureen A. Gemma, Esq. Secretary